UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LEGG MASON, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

524901105
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,912,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,912,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,912,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Definitive Proxy Statement filed on June 16, 2011 (the “Proxy Statement”).

1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,912,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,912,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,912,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,912,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,912,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,912,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,912,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,912,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,912,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,912,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,912,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,912,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,912,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,224,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,583,099
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,583,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,583,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 272,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 272,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian SPV (SUB) V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0624408
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,671,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,671,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,671,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 929,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 929,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%*
14	TYPE OF REPORTING PERSON PN
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 925,741
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 925,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%*
14	TYPE OF REPORTING PERSON PN
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 293,277
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 293,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%*
14	TYPE OF REPORTING PERSON PN
* Calculated based on 148,688,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Proxy Statement.

This Amendment No. 2 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 28, 2009 as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2010 (as amended, the “Statement”) relating to the Common Stock, $0.10 par value per share (the “Shares”), of Legg Mason, Inc. a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 International Drive, Baltimore, MD 21202.

Items 2, 3, 5 and 7 of the Statement are hereby amended and supplemented as follows:

Item 2.  Identity and Background

(a)  The first four paragraphs of Item 2 of the Statement are hereby amended and restated in their entirety to read as follows:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian SPV (SUB) V, L.P., a Cayman Islands limited partnership (“SPV V”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“Strategic Fund”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“Strategic Fund-A”), Trian Partners Master Fund (ERISA), L.P., a Cayman Islands limited partnership (“Trian ERISA”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons” or the “Trian Group”). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, SPV V and Trian ERISA is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA.

(b)  Item 2 of the Statement is hereby supplemented as follows:

As a result of amendments to certain agreements relating to Trian Onshore, Trian Offshore, SPV V and Parallel Fund I, Trian GP and Trian GP LLC are no longer deemed to share voting power or dispositive power with regard to the Shares that Trian Onshore, Trian Offshore and SPV V directly and beneficially own and Parallel Fund I GP LLC is no longer deemed to share voting power or dispositive power with regard to Shares that Parallel Fund I directly and beneficially owns.  Accordingly, Trian GP, Trian GP LLC and Parallel Fund I GP, LLC are no longer reporting persons on this Statement.

Item 3. Source and Amount of Funds or Other Consideration

Since June 7, 2010, the date of the filing of Amendment No. 1 to Schedule 13D, the Filing Persons have acquired a total of 2,821,000 Shares for an aggregate purchase price of $82,667,575 (including commissions).  In addition, on July 27, 2010 and July 26, 2011, Mr. Peltz received 4,226 and 3,899 Shares, respectively, in connection with Mr. Peltz’s service as director (“Director Shares”) pursuant to and under the conditions of the Legg Mason, Inc. Non-Employee Director Equity Plan, as amended, which Shares were transferred by Mr. Peltz to Trian Management pursuant to the Director’s Fee Agreement upon receipt.  Except with respect to the Shares issued to Mr. Peltz in connection with his service as a director of the Issuer, the source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares or the purchase and/or exercise of any additional derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the respective general working capital of the purchasers.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on August 3, 2011, the Filing Persons beneficially owned, in the aggregate, 13,912,269 Shares, representing approximately 9.36% of the Issuer’s outstanding Shares (based upon 148,668,069 shares of Common Stock outstanding as of May 24, 2011, as reported in the Issuer’s Definitive Proxy Statement filed on June 16, 2011 (the “Proxy Statement”)).

(b) Each of Trian Management, Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA beneficially and directly owns and has sole voting power and sole dispositive power with regard to 12,583, 2,224,181, 5,583,099, 272,415, 3,671,014, 929,959, 925,741 and 293,277 Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Mr. May, Mr. Garden, Trian Management and Trian Management GP, by virtue of an agreement with Mr. Peltz (discussed in Item 5), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares.  Each of Mr. Peltz, Mr. May, Mr. Garden, Trian Management and Trian Management GP disclaims beneficial ownership of such Director Shares for all other purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on August 3, 2011.

(d) Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 7.  Material to be Filed as Exhibits

1.  Joint Filing Agreement of the Filing Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 August 3, 2011
TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS MASTER FUND, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN SPV (SUB) V, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment Fund      GP, L.P., its general partner
By: Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:Trian Partners Strategic Investment Fund-A GP, L.P., its general partner
By:Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:  Trian Partners (ERISA) GP, L.P., its general partner
By:  Trian Partners (ERISA) General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Legg Mason, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of August, 2011.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS MASTER FUND, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN SPV (SUB) V, L.P. By: Trian Partners GP, L.P., general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment Fund      GP, L.P., its general partner
By: Trian Partners Strategic Investment Fund General Partner,LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:Trian Partners Strategic Investment Fund-A GP, L.P., its general partner
By:Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:  Trian Partners (ERISA) GP, L.P., its general partner
By:  Trian Partners (ERISA) General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Schedule A

Except with respect to 4,266 and 3,899 Director Shares, which were issued by the Issuer to Mr. Peltz on July 27, 2010 and July 26, 2011, respectively, in connection with Mr. Peltz’s service as a director of the Issuer and which Mr. Peltz transferred to Trian Management pursuant to the Director’s Fees Agreement upon receipt, the following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 3, 2011.  All such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	08/01/2011	215,402	29.3867	Purchase
Trian Partners Master Fund, L.P.	08/02/2011	99,230	28.6785	Purchase
Trian Partners Master Fund, L.P.	08/03/2011	326,976	28.6256	Purchase

Trian Partners, L.P.	08/01/2011	6,004	29.3867	Purchase
Trian Partners, L.P.	08/02/2011	2,766	28.6785	Purchase
Trian Partners, L.P.	08/03/2011	9,114	28.6256	Purchase

Trian Partners Parallel Fund I, L.P.	08/01/2011	4,207	29.3867	Purchase
Trian Partners Parallel Fund I, L.P.	08/02/2011	1,938	28.6785	Purchase
Trian Partners Parallel Fund I, L.P.	08/03/2011	6,386	28.6256	Purchase

Trian Partners Strategic Investment Fund, L.P.	08/01/2011	312,208	29.3867	Purchase
Trian Partners Strategic Investment Fund, L.P.	08/02/2011	143,826	28.6785	Purchase
Trian Partners Strategic Investment Fund, L.P.	08/03/2011	473,925	28.6256	Purchase

Trian Partners Strategic Investment Fund-A, L.P.	08/01/2011	310,792	29.3867	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	08/02/2011	143,174	28.6785	Purchase
Trian Partners Strategic Investment Fund-A, L.P.	08/03/2011	471,775	28.6256	Purchase

Trian Partners Master Fund (ERISA), L.P.	08/01/2011	41,387	29.3867	Purchase
Trian Partners Master Fund (ERISA), L.P.	08/02/2011	19,066	28.6785	Purchase
Trian Partners Master Fund (ERISA), L.P.	08/03/2011	62,824	28.6256	Purchase